September 27, 2019

Toyota Motor Corporation

Subaru Corporation

Toyota and Subaru Agree on New Business and Capital Alliance

Tokyo, Japan, September 27, 2019—Toyota Motor Corporation (Toyota) and Subaru Corporation (Subaru) agreed today on a new business and capital alliance with the aim of further developing and strengthening their long-term partnership.

Ever since concluding an agreement on business collaboration in 2005, partnership between Toyota and Subaru has included contract production by Subaru of Toyota vehicles and supply by Toyota of vehicles to Subaru, as well as joint development of the rear-wheel-drive Toyota 86 and Subaru BRZ sports car models.

Also, with vast changes enveloping the automotive industry, which is being called on to respond to the new domains of CASE (connected, autonomous/automated, shared, and electric), Toyota and Subaru disclosed in June this year that they have agreed to jointly develop a platform dedicated to battery electric vehicles (BEVs) and to jointly develop a BEV model, both of which will employ Subaru’s AWD technologies and Toyota’s vehicle electrification technologies.

In this once-in-a-century period of profound transformation, by strengthening their bonds and aligning their capabilities, Toyota and Subaru aim to pursue driving enjoyment in the CASE era and to make ever-better cars beyond what either company has been able to achieve thus far. Furthermore, to deepen their relationship and to strengthen their ties toward advancing to the next stage while respecting the identity of each other’s brand, the two companies have agreed that Toyota will increase its equity stake in Subaru and that Subaru will acquire shares in Toyota.

Details of business activities in the new alliance

1.	In pursuit of making ever-better cars beyond that achieved thus far by Toyota and Subaru

1)	Bringing together both companies’ strengths to jointly develop all-wheel-drive models that offer the ultimate sensation in all-wheel driving

2)	Joint development of the next-generation Toyota 86 and Subaru BRZ

2.	Expansion of the scope of partnership to survive this once-in-a-century period of profound transformation

3)	Following the Crosstrek Hybrid*, expanding use of the Toyota Hybrid System in other Subaru models

4)	Cooperation in the domain of connected vehicles and technical collaboration in the field of autonomous driving

*	Currently available only in the North American market. (Crosstrek is the North American model name of Subaru XV.)

Details of capital ties in the new alliance

	Toyota acquisition of Subaru shares	Subaru acquisition of Toyota shares
Number of shares to be acquired

Shares up to an amount that will result in Toyota having a total of 20 percent of voting rights in Subaru

(Based on the status of Subaru shares as of March 31, 2019, the number would be 24,289,500 Subaru shares, which would be equal to 3.17 percent of Subaru voting rights.)

Note: Based on the planned acquisition of shares announced today, the additional shares to be acquired by Toyota would increase Toyota’s current 16.83 percent of voting rights in Subaru to a minimum of 20 percent, with Subaru foreseen to become an affiliated company of Toyota.

Shares equivalent to the monetary amount (up to 80 billion yen) necessary for Toyota to acquire Subaru shares as described on the left

Acquisition method	Purchase on the market and/or purchase through a negotiation transaction

Acquisition timing	Scheduled to be acquired upon approval of competition authorities

Commenting on today’s agreement, Toyota President Akio Toyoda said: “During this once-in-a-century period of profound transformation, even if CASE changes how cars will be, driving enjoyment will remain an inherent part of automobiles and is something that I think we must continue to strongly preserve. I, myself, am a rallyist, and, through my experience of training hard in an Impreza, I have felt in my veins the wonders of Subaru’s AWD technologies. Meanwhile, we at Toyota have been going all out to hone our all-wheel-drive technologies by participating in the World Rally Championship, among other activities. Our companies, both of which have long pursued driving enjoyment, now want to pursue the possibilities of making ever-better cars suitable for the CASE era by bringing together our strengths and by further deepening our relationship.”

Subaru President Tomomi Nakamura said: “Between our company and Toyota is an alliance that already has a history of 14 years. During this time, we have deepened our bonds in various fields such as product development, production, and sales, including through personnel exchanges. By taking our relationship one step further and mutually honing our technologies, we will strengthen our ability to respond to CASE and other demands, and will accelerate our shared aspirations for making ever-better cars. This new step in our alliance with Toyota will lead to enhancing ‘Enjoyment and Peace of Mind’ that Subaru is committed to deliver; and I am confident that our customers will love what we offer through these efforts.”

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